UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Madison Square Garden Entertainment Corp.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826T 102

(CUSIP Number)

Beverly B. Reyes

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

212-408-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan, individually, and as Trustee of the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M and the Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 17,062
	8.	Shared Voting Power 4,127,408
	9.	Sole Dispositive Power 17,062
	10.	Shared Dispositive Power 4,127,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,144,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person IN

*

Excludes 3,003,469 shares of Madison Square Garden Entertainment Corp. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Madison Square Garden Entertainment Corp. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M and the Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00- See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 14,471
	8.	Shared Voting Power 4,129,999
	9.	Sole Dispositive Power 14,471
	10.	Shared Dispositive Power 4,129,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,144,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person IN

*

Excludes 3,003,469 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00- See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 974,793
	8.	Shared Voting Power 975,248
	9.	Sole Dispositive Power 974,793
	10.	Shared Dispositive Power 975,248

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950, 041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person IN

*

Excludes 5,725,962 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00- See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 29,355
	8.	Shared Voting Power 488,579
	9.	Sole Dispositive Power 29,355
	10.	Shared Dispositive Power 488,579

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,934
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person IN

*

Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00- See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 18,632
	8.	Shared Voting Power 2,949,895
	9.	Sole Dispositive Power 18,632
	10.	Shared Dispositive Power 2,949,895

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person IN

*

Excludes 4,087,921 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,606
	8.	Shared Voting Power 523,976
	9.	Sole Dispositive Power 11,606
	10.	Shared Dispositive Power 523,976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 535,582
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person IN

*

Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 10,419
	8.	Shared Voting Power 874,878
	9.	Sole Dispositive Power 10,419
	10.	Shared Dispositive Power 874,878

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 885,297
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person IN

*

Excludes 6,089,620 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00- See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 540
	8.	Shared Voting Power 3,563,216
	9.	Sole Dispositive Power 540
	10.	Shared Dispositive Power 3,563,216

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563,756
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person IN

*

Excludes 3,345,153 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,453
	8.	Shared Voting Power 4,054,488
	9.	Sole Dispositive Power 3,453
	10.	Shared Dispositive Power 4,054,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,057,941
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person IN

*

Excludes 2,880,761 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 488,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 488,579
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person OO

*

Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 488,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 488,579
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person OO

*

Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 474,339
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 474,339
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 474,339
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person OO

*

Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 488,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 488,579
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person OO

*

Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 960,498
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 960,498
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,498
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person OO

*

Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,053,283
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,053,283
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,283
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person OO

*

Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 659,208
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 659,208
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 659,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person OO

*

Excludes 6,214,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 621,308
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 621,308
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person OO

*

Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 653,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 653,144
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 653,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person OO

*

Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 568,248
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 568,248
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,248
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*

Excludes 6,305,224 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 7,659
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,659
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 7,659
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,659
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 14,471
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,471
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,471
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person OO

*

Excludes 6,852,283 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 14,471
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,471
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,471
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person OO

*

Excludes 6,852,283 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 262,237
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 262,237
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person OO

*

Excludes 6,652,233 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 98,221
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 98,221
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,221
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person OO

*

Excludes 6,768,533 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Madison Square Garden Entertainment Corp. (the “Issuer”), par value $0.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and certain trustees of such Group Members (collectively, the “Reporting Persons”) to report changes to the Reporting Persons’ beneficial ownership of Class A Common Stock as a result of their acquisition on July 9, 2021 of securities of the Issuer in exchange for securities of MSG Networks Inc., a Delaware corporation (“MSG Networks”), pursuant to the closing of the Merger (as defined in Item 4).

The Schedule 13D (the “Schedule”) filed by the original Reporting Persons on April 24, 2020, as amended and supplemented by Amendment No. 1 filed on March 30, 2021, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2.

Item 2	Identity and Background

The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M (the “CFD 2019 GRAT #1M”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M (the “HAD 2019 GRAT #1M”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; the CFD 2019 GRAT #1M; the HAD 2019 GRAT #1M; the CFD 2009 Trust and the HAD 2009 Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

Item 3	Source and Amount of Funds or Other Consideration

The information contained in Item 4 of this Amendment No. 2 is incorporated by reference.

Item 4	Purpose of Transaction

As reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on July 9, 2021, on July 9, 2021, pursuant to the terms of the Agreement and Plan of Merger, dated as of March 25, 2021 (the “Merger Agreement”), among the Issuer, MSG Networks and Broadway Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Sub”), Merger Sub merged with and into MSG Networks (the “Merger”), with MSG Networks surviving the Merger as a wholly-owned direct subsidiary of the Issuer (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the time at which the Merger became effective (the “Effective Time”) (i) shares of Class A common stock, par value $0.01 per share, of MSG Networks (“MSGN Class A Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, were converted into the right to receive a number of shares of Class A Common Stock equal to such number of shares of MSGN Class A Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share and (ii) shares of Class B common stock, par value $0.01 per share, of MSG Networks (“MSGN Class B Common Stock” and together with the MSGN Class A Common Stock, the “MSGN Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, were converted into the right to receive a number of shares of Class B Common Stock equal to such number of shares of MSGN Class B Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share.

Additionally, subject to the terms and conditions of the Merger Agreement, at the Effective Time outstanding and unexercised stock options to purchase MSGN Class A common stock (“MSGN Stock Options”), whether vested or unvested, that were outstanding and unexercised immediately prior to the Effective Time were converted into stock options to purchase Class A Common stock (“MSGE Stock Options”), to purchase (i) such number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of MSGN Class A Common Stock subject to such MSGN Stock Options immediately prior to the Effective Time by (B) the exchange ratio of 0.172, (ii) at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of MSGN Class A Common Stock at which such MSGN Stock Options were exercisable immediately prior to the Effective Time by (B) the exchange ratio of 0.172; provided that for MSGN Stock Options subject to performance vesting conditions that were outstanding on the date of the Merger Agreement and that remained outstanding at the Effective Time, (x) the number of shares of MSGN Class A common stock used in clause (i) (A) of this sentence equaled the number of shares of MSGN Class A common stock that would have been subject to such MSGN stock options assuming the performance conditions applicable thereto were achieved at 100% of target and (y) such MSGN stock options converted to MSGE stock options with time-based vesting conditions for the remainder of the applicable performance period.

Further, subject to the terms and conditions of the Merger Agreement, at the Effective Time each restricted stock unit award corresponding to shares of MSGN Class A Common Stock, which award was subject to restrictions on vesting or settlement based on performance and/or continuing service (a “MSGN RSU”), whether vested or unvested, that was outstanding immediately prior to the Effective Time was, as of the Effective Time converted into a restricted stock unit award corresponding to shares of Common Stock, which award was subject to restrictions on vesting or settlement based on performance and/or continuing service (a “MSGE RSU”). The number of MSGE RSUs received in exchange for each MSGN RSU was determined by multiplying (i) the total number of shares of MSGN Class A Common Stock subject to such MSGN RSU immediately prior to the Effective Time by (ii) 0.172; provided that for each MSGN RSU subject to performance vesting conditions that was outstanding on the date of the Merger Agreement and that remained outstanding at the Effective Time, (x) the number of shares of MSGN Class A Common Stock used in clause (i) of this sentence equaled the number of shares of MSGN Class A Common Stock that would have been subject to such MSGN RSU award assuming the performance conditions applicable thereto were achieved at 100% of target and (y) each such MSGN RSU converted to an MSGE RSU with time-based vesting conditions for the remainder of the applicable performance period.

Except as set forth in this Amendment No. 2, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the outstanding shares of Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Class A Common Stock, selling shares of the Issuer’s capital stock, taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Class A Common Stock in open market or privately negotiated transactions, (ii) to dispose of all or a portion of their holdings of shares of Common Stock. In reaching any determination as to their future course of action, the Reporting Persons will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Persons, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market prices of the Class A Common Stock.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 8,229,398 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,362,644 shares of Class A Common Stock, and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.9% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 64,586 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that each such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 4,144,470 shares of Class A Common Stock, including (i) 281,185 shares of Class A Common Stock and (ii) 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,062 shares of Class A Common Stock (including 2,591 shares of Class A Common Stock owned of record personally and 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,127,408 shares of Class A Common Stock (including 47,716 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 3,848,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 14,471 shares of

Class B Common Stock owned of record by the HAD 2019 GRAT #1M, 98,221 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 214,521 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 3,634,293 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 14,471 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M, 98,221 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,003,469 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Helen A. Dolan may be deemed to beneficially own an aggregate of 4,144,470 shares of Class A Common Stock, including (i) 281,185 shares of Class A Common Stock and (ii) 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,129,999 shares of Class A Common Stock (including 2,591 shares of Class A Common Stock owned of record by her spouse, 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 47,716 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 3,848,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 14,471 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M, 98,221 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 214,521 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,591 shares of Class A Common Stock owned of record by her spouse, 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 47,716 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 3,750,593 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 14,471 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M, 214,521 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,003,469 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

James L. Dolan may be deemed to beneficially own an aggregate of 1,950,041 shares of Class A Common Stock, including (i) 809,249 shares of Class A Common Stock (including options to purchase 502,833 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,140,792 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 974,793 shares of Class A Common Stock (including 246,578 shares of Class A Common Stock owned of record personally, 746 shares of Class A Common Stock held as custodian for one or more minor children, options to purchase 502,833 shares of Class A Common Stock that are exercisable within sixty days of this filing and 224,636 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 975,248 shares of Class A Common Stock (including 631 shares of Class A Common Stock owned jointly with his spouse, 14,119 shares of Class A Common Stock owned of record personally by his spouse, and 44,342 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 746 shares of Class A Common Stock held as custodian for one or more minor children, 14,119 shares of Class A common Stock owned of record personally by his spouse, 44,342 shares of Class A Common Stock and 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 5,725,962 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 517,934 shares of Class A Common Stock, including (i) 49,511 shares of Class A Common Stock and (ii) 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 29,355 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 20,156 shares of Class A Common Stock and 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 20,156 shares of Class A Common Stock and 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 6,398,331 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 2,968,527 shares of Class A Common Stock, including (i) 189,694 shares of Class A Common Stock and (ii) 2,778,833 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 18,632 shares of Class A Common Stock (including 2,378 shares of Class A Common Stock owned of record personally and 936 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 15,318 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,949,895 shares of Class A Common Stock (including an aggregate of 137,059 shares of Class A Common Stock owned of record by the Dolan Children Trusts and 49,321 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., and an aggregate of 2,763,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 936 shares of Class A Common Stock held as custodian for one or more minor children, 49,321 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 137,059 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 2,778,833 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and 4,087,921 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 535,582 shares of Class A Common Stock, including (i) 85,430 shares of Class A Common Stock and (ii) 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,606 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 523,976 shares of Class A Common Stock (including 316 shares of Class A Common Stock held of record personally by her spouse, 49,321 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 24,187 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 316 shares of Class A Common Stock held of record personally by her spouse, 49,321 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 24,187 shares of Class A Common Stock and 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 6,416,602 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 885,297 shares of Class A Common Stock, including (i) 108,163 shares of Class A Common Stock and (ii) 777,134 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,419 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 874,878 shares of Class A Common Stock (including 22,427 shares of Class A Common Stock owned of record personally by her spouse, 3,414 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 47,716 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 777,134 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 464,392 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and an aggregate of 312,742 shares of Class B Common Stock owned of record by the CFD 2009 Trust and the HAD 2009 Trust for which her spouse serves as co-trustee). She disclaims beneficial ownership of 22,427 shares of Class A Common Stock owned of record personally by her spouse, 3,414 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 47,716 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, an aggregate of 312,742 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and the HAD 2009 Trust for which her spouse serves as co-trustee and 6,089,620 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Corby Dolan Leinauer may be deemed to beneficially own an aggregate of 3,563,756 shares of Class A Common Stock, including (i) 42,155 shares of Class A Common Stock and (ii) 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 540 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,563,216 shares of Class A Common Stock (including 214 shares of Class A Common Stock owned jointly with her spouse, 1,040 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 540 shares of Class A Common Stock held as custodian for one or more minor children, 1,040 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,345,153 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 4,057,941 shares of Class A Common Stock, including (i) 71,948 shares of Class A Common Stock and (ii) 3,985,993 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 3,453 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,054,488 shares of Class A Common Stock (including 3,947 shares of Class A Common Stock owned jointly with her spouse, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 3,453 shares of Class A Common Stock held as custodian for one or more minor children, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 464,392 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,880,761 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,402,362 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,402,362 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 474,339 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,416,602 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 20,156 shares of Class A Common Stock and (ii) 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,398,331 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 960,498 shares of Class A Common Stock, including (i) 44,342 shares of Class A Common Stock and (ii) 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 5,950,598 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,053,283 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 1,046,565 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 5,820,189 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 659,208 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 652,490 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,214,264 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 621,308 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 614,590 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,252,164 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 653,144 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 646,426 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,220,328 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 568,248 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 561,530 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The trust disclaims beneficial ownership of 6,305,224 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 7,659 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,859,095 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 7,659 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,859,095 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,852,283 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,852,283 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2009 Revocable Trust may be deemed to beneficially own an aggregate of 262,237 shares of Class A Common Stock, including (i) 47,716 shares of Class A Common Stock and (ii) 214,521 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2009 Revocable Trust may be deemed to beneficially own an aggregate of 98,221 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 1,495,684 shares of Class A Common Stock, including (i) 115,136 shares of Class A Common Stock, and (ii) 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 398 shares of Class A Common Stock owned of record personally and 46,209 shares of Class A Common Stock owned of record by the CFD Trust No. 10 and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,449,077 shares of Class A Common Stock (including an aggregate of 68,529 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 46,209 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 68,529 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 964,932 shares of Class A Common Stock, including (i) 46,357 shares of Class A Common Stock and (ii) 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,206 shares of Class A Common Stock (including 619 shares of Class A Common Stock owned of record personally and 587 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 963,726 shares of Class A Common Stock (including 480 shares of Class A Common Stock owned jointly with his spouse, 328 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 44,343 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of

Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 587 shares of Class A Common Stock held as custodian for a minor child, 328 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 44,343 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 885,297 shares of Class A Common Stock, including (i) 108,163 shares of Class A Common Stock and (ii) 777,134 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 22,427 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 862,870 shares of Class A Common Stock (including 10,419 shares of Class A Common Stock owned of record personally by his spouse, 3,414 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 47,716 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse and 777,134 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 464,392 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and an aggregate of 312,742 shares of Class B Common Stock owned of record by the CFD 2009 Trust and the HAD 2009 Trust for which he serves as co-trustee). He disclaims beneficial ownership of 10,419 shares of Class A Common Stock owned of record personally by his spouse, 3,414 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 47,716 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse and an aggregate of 312,742 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and the HAD 2009 Trust for which he serves as co-trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to add the following at the end thereof:

The information contained in Item 4 of this Amendment No. 2 is incorporated by reference.

At the Effective Time, the obligations to vote as provided in the Voting Agreement, dated March 25, 2021, by and among MSG Networks and the Reporting Persons were terminated in accordance with the terms of the Voting Agreement.

Item 7 Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.2: Joint Filing Agreement, dated July 13, 2021.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2021

*
Charles F. Dolan

*
Helen A. Dolan

/s/ James L. Dolan
James L. Dolan

/s/ Thomas C. Dolan
Thomas C. Dolan

*
Kathleen M. Dolan

*
Marianne Dolan Weber

*
Deborah A. Dolan-Sweeney

*
Corby Dolan Leinauer

*
Mary S. Dolan

CHARLES F. DOLAN 2009 REVOCABLE TRUST

*
By: Charles F. Dolan, Trustee

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

HELEN A. DOLAN 2009 REVOCABLE TRUST

*
By: Helen A. Dolan, Trustee

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By: Kathleen M. Dolan, Trustee

*
By: Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By: Kathleen M. Dolan, Trustee

*
By: Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

*
By: Kathleen M. Dolan, Trustee

*
By: Mary S. Dolan, Trustee

CHARLES F. DOLAN 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CHARLES F. DOLAN 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CHARLES F. DOLAN 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CHARLES F. DOLAN 2009 FAMILY TRUST FBO JAMES L. DOLAN

*
By: Mary S. Dolan, Trustee

*
By: Corby Dolan Leinauer, Trustee

RYAN DOLAN 1989 TRUST

TARA DOLAN 1989 TRUST

*
By: Kathleen M. Dolan, Trustee

CHARLES F. DOLAN 2019 GRANTOR RETAINED ANNUITY TRUST #1M

*
By: Charles F. Dolan, Trustee

HELEN A. DOLAN 2019 GRANTOR RETAINED ANNUITY TRUST #1M

*
By: Helen A. Dolan, Trustee

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact